NEVSUN RESOURCES LTD.
Suite 760 – 669 Howe Street
Vancouver, British Columbia V6C 0B4
604-623-4700
1-888-600-2200

MANAGEMENT INFORMATION CIRCULAR

Dated this 26th day of March, 2014

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

i

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

NEVSUN RESOURCES LTD.
Suite 760 – 669 Howe Street
Vancouver, British Columbia
Canada   V6C 0B4

MANAGEMENT INFORMATION CIRCULAR (This information is given as at March 26, 2014, unless otherwise indicated)

This Information Circular has been approved by the board of directors of the Company (the “Board”).

All dollar amounts referenced herein are in Canadian Dollars (“CAD”), unless otherwise specified.  The exchange rate as at December 31, 2013 was CAD$1.00 = US$0.94.

SOLICITATION OF PROXIES

This Management Information Circular (the “Information Circular” or “Circular”) is furnished in connection with the solicitation of proxies by the management of Nevsun Resources Ltd. (the “Company” or “Nevsun”) for use at the annual and special meeting of the shareholders of the Company (the “Meeting”) (and at any adjournment thereof) to be held on Thursday, May 22, 2014 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Company will bear the expense of this solicitation.  It is expected the solicitation will be made using the notice and access process described below, and by mail, if applicable, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile, and in person and arrange for intermediaries to send this Information Circular and the form of proxy to their principals at the expense of the Company.

NOTICE AND ACCESS PROCESS

Nevsun has decided to use the notice and access process (“Notice & Access”) provided for under recent amendments to National Instrument (“NI”) 54-101 and National Instrument 51-102 for the delivery of the Information Circular, audited annual consolidated financial statements of the Company for the fiscal period ended December 31, 2013 and MD&A (the “Meeting Materials”) to shareholders for the Meeting.  The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability as it will help reduce paper use and also reduce its printing and mailing costs.

Under Notice & Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice of Meeting with information on the Meeting date, time, location and purpose, as well as information on how they may access the Meeting Materials electronically.

The Meeting Materials will be available on the Company’s website (www.nevsun.com) as of April 4, 2014, and will remain on the website for one full year thereafter.  The Meeting Materials will also be available on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval website (“SEDAR”) at www.sedar.com and on the United States Securities and Exchange Commission website (“EDGAR”) at www.sec.gov as of April 4, 2014.

Nevsun urges shareholders to review this Information Circular prior to voting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Company by calling toll-free in North America at 1-888-600-2200, toll-free outside North America at 1-866-684-6730, or by email at contact@nevsun.com.  Meeting Materials will be sent to such shareholders and to shareholders requesting paper copies of the Meeting Materials by any other means at no cost to them, within three business days of Nevsun receiving their request, if such requests are made before the date of the Meeting, including any adjournment thereof, and within 10 calendar days of Nevsun receiving their request, if such requests are made on or after the date of the Meeting and within one calendar year of the Meeting Materials being filed online.

1 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

RECORD DATE

The directors of the Company (the “Directors”) have set the close of business on March 26, 2014 as the Record Date for determining which shareholders shall be entitled to receive notice of the Meeting and to vote at the Meeting.  Only shareholders of record as of the Record Date shall be entitled to receive notice of the Meeting and to vote at the Meeting, unless after the Record Date a shareholder transfers his or her common shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case, the Transferee is entitled to vote such shares at the Meeting.  Such written request by the Transferee shall be sent to the Company’s corporate secretary at Suite 760 - 669 Howe Street, Vancouver, British Columbia, Canada, V6C 0B4.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the form of proxy are designated as proxy holders by management of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting unless the person who is the chair of the Meeting (the “Chair”) elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-866-732-VOTE (1-866-732-8683) and internet voting can be completed at www.investorvote.com.

Provisions Relating to Voting of Proxies

The shares represented by proxy will be voted or withheld from voting by the designated proxy holder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  If there are no instructions provided by the shareholder, those shares will be voted in favour of all proposals set out in this Circular.  The form of proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Revocation of Proxies

Any registered shareholder who has returned a form of proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be deposited at: (i) the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized; or (ii) provided at the Meeting to the Chair of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-registered shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

2 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

ADVICE TO BENEFICIAL SHAREHOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares in their own names.  Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Company.  Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such common shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their agents or nominees can only be voted (for/against or withhold resolutions) upon the instructions of the Beneficial Shareholders.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

There are two kinds of beneficial shareholders: those who object to their names being made known to the Company, referred to as objecting beneficial owners (“OBOs”) and those who do not object to the Company knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). The Company has distributed copies of the Notice of Meeting and the form of proxy to the clearing agencies and intermediaries for distribution to Beneficial Shareholders.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company.  However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada.  Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders, and asks Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting.  A Beneficial Shareholder receiving a form of proxy with a Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting.  The form of proxy must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of the Beneficial Shareholder broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxy holder for the registered shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxy holder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.  Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

In addition, Canadian securities legislation under NI 54-101 permits the Company to use the Notice & Access and forward the Notice of Meeting and, if applicable, the Meeting Materials directly to NOBOS.  If the Company or its agent has sent these materials directly to you (instead of through a nominee), your name, address and information about your holding of securities has been obtained in accordance with

3 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

applicable securities regulatory requirements from the nominee holding on your behalf.  By choosing to send the Notice of Meeting, and if applicable, the Meeting Materials to you directly, the Company (and not the nominee holding on your behalf) has assumed responsibility for (i) delivering materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. The Notice of Meeting and, if applicable, the Meeting Materials for OBOS will be distributed through clearing houses and intermediaries, who often use a service company such as Broadridge to forward meeting materials to non-registered shareholders.  The Company does not intend to pay for intermediaries to forward the proxy-related materials and the request for voting instructions made by intermediary to OBOS under NI 54-101. OBOS will not receive the Notice of Meeting, and if applicable, the Meeting Materials unless the OBOS’ intermediary assumes the cost of delivery.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the form of proxy provided to registered shareholders will vote the shares in respect of which they are appointed and, where instructions are given by the shareholder in respect of voting for or against any resolutions will do so in accordance with such instructions.

In the absence of any direction in the proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.  At the date of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters, which are not now known to management, should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value.  On March 26, 2014, the Record Date of the Meeting, 199,347,802 common shares (“Common Shares”) were issued and outstanding, each share carrying the right to one vote.  On any poll, the persons named in the form of proxy will vote the shares in respect of which they are appointed.  Where instructions are given by the shareholder in respect of voting for or against any resolution, the proxy holders will do so in accordance with such instructions.

Only shareholders of record on the close of business on March 26, 2014, who either personally attend the Meeting or who complete and deliver a form of proxy in the manner and subject to the provisions set out under the headings Record Date and Appointment and Revocation of Proxies will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and senior officers of the Company there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company other than CDS & Co. and Cede & Co., except as follows:

Name and address	Number of Shares	Percentage of Outstanding Common Shares
M&G Investment Management Ltd. BlackRock Inc.	37,839,800(1) 37,545,061(2)	18.9% 18.8%

(1)	This information is based on the latest available EDGAR filed report dated February 13, 2014, available online.
(2)	This information is based on the latest available EDGAR filed report dated January 8, 2014, available online.

4 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

PARTICULARS OF MATTERS TO BE ACTED UPON

1.      Financial Statements

The audited annual consolidated financial statements of the Company for the year ended December 31, 2013 and the report of the auditors thereon will be placed before the shareholders at the Meeting.

The audited annual consolidated financial statements and MD&A of the Company for the year ended December 31, 2013 are available upon request from the Company or they can be found as of April 4, 2014 on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com.

2.      Set the Number of Directors

The Board presently consists of six Directors.  It is proposed that the number of Directors to be elected at the Meeting for the ensuing year be set at six.

Resolution to Set the Number of Directors

At the Meeting, shareholders will be asked to consider, and if thought fit, pass an ordinary resolution to set the number of Directors for the ensuing year at six, substantially in the following form:

“BE IT RESOLVED THAT:

the number of Directors for the ensuing year be set at six.”

Recommendation of the Board

The Board recommends that shareholders vote FOR the ordinary resolution setting the number of Directors at six.  Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the ordinary resolution setting the number of Directors at six.

3.      Election of Directors

The term of office of each of the present Directors expires at the Meeting. The nominees proposed for election as Directors were recommended to the Board by the Corporate Governance and Nominations Committee of the Board (“CGN Committee”).

Shareholders can vote for all of the proposed nominees, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees. Unless otherwise instructed, the persons named in the form of proxy intend to vote for the election of each of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a Director.  Subject to the Company’s Majority Voting Policy (described below), each Director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the British Columbia Business Corporations Act.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a Director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation or employment during the past five years if such nominee is not presently an elected Director, the period of time for which he has been a Director, and the number of Common Shares beneficially owned by him, or controlled or directed by him, directly or indirectly, as at March 26, 2014 and in each instance has been furnished by the individual nominee concerned.

5 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

Name, Position, Province or State and Country of Residence	Principal Occupation	Director Since	Number of Shares(1)
R. Stuart Angus Director British Columbia, Canada	Business Advisor to the mining industry.	January 2003	402,392 (<1%)
Ian R. Ashby Director California, USA	Independent Director and Corporate Advisor July 2012-Present; President – Iron Ore, BHP Billiton, November 2006-June 2012.	January 2014	0
Clifford T. Davis Director British Columbia, Canada	President and Chief Executive Officer of the Company.	December 1997	1,553,219 (<1%)
Robert J. Gayton Director British Columbia, Canada	Financial Consultant and Director of public companies.	November 2003	62,470 (<1%)
Gary E. German Director Ontario, Canada	Independent Director and Advisor.	April 1996	416,094 (<1%)
Gerard E. Munera Director Connecticut USA	Managing Director of Synergex Group; Executive Chair of Arcadia Inc.	April 1996	732,618 (<1%)

(1)	The information as to shares beneficially owned or over which a Director or executive officer exercises control or direction has been furnished by the respective Directors individually as at March 26, 2014 as reported on the SEDI website at www.sedi.ca.

Committees of the Board of Directors

As at the date of this Information Circular, there are six committees of the Board (the “Committees”) set out below.  The Board does not currently have an executive committee.

The following table sets out the members of such Committees as at the date of this Information Circular:

Name of Committee	Members of Committee
Audit Committee	Robert J. Gayton (Chair) Gary E. German Gerard E. Munera
CGN Committee	Gary E. German (Chair) R. Stuart Angus Robert J. Gayton Gerard E. Munera
Human Resources Committee	Gerard E. Munera (Chair) R. Stuart Angus Gary E. German
Social, Environmental, Health & Safety Committee	Gary E. German (Chair) Ian. R. Ashby Frazer W. Bourchier(1) Todd E. Romaine(1)
Special Committee	R. Stuart Angus (Chair) Robert J. Gayton Gary E. German Gerard E. Munera
Litigation Committee	R. Stuart Angus (Chair) Robert J. Gayton

(1)	Frazer W. Bourchier is the Chief Operating Officer of the Company; and Todd E. Romaine is the Vice President Corporate Social Responsibility of the Company.

6 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

Minimum Share Ownership Guidelines

On March 18, 2014, the Board updated the Company’s minimum share ownership guidelines recommending that each Director own shares, directly or indirectly, of the Company equivalent in value to their respective Director’s annual retainer fee (excluding the value of stock option grants, deferred share unit grants or other forms of non-cash compensation) or a minimum of 30,000 shares, whichever is lower.  It was recommended that Directors attain this minimum within two (2) years from the date of their appointment to the Board.  It was also recommended that the Chief Executive Officer (the “CEO”) own a minimum number of shares equivalent in value to one (1) times his base salary within three (3) years from the date of appointment to the position of CEO.

At March 26, 2014, the Directors and Named Executive Officers (as hereinafter defined), as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 3,166,793 Common Shares with a total value of approximately $12 million based on a closing price of $3.85 (with the CEO owning $5.9 million), directly or indirectly, representing approximately 1.58% of the issued and outstanding Common Shares.

As at December 31, 2013, each of the Directors and CEO met the minimum share ownership guideline requirement. The table below outlines share ownership of each Director and the CEO as at March 26, 2014, the Directors’ annual retainer fees earned (excluding option-based awards and all other compensation), and the base salary of the CEO.

Name	Ownership	Value $(1)	2013 Annual Retainer Fees/Base Salary $
R. Stuart Angus, Director	402,392	1,549,209	145,000
Ian. R. Ashby, Director(2)	0	0	0
Clifford T. Davis, President and CEO, Director(3)	1,553,219	5,979,893	675,000
Robert J. Gayton, Director	62,470	240,510	125,000
Gary E. German, Director	416,094	1,601,962	100,000
Gerard E. Munera, Director	732,618	2,820,579	100,000

(1)	Calculation based on the number of shares owned and the closing price ($3.85) of the Company’s shares as at March 26, 2014.
(2)	Ian R. Ashby was appointed to the Board on January 1, 2014.
(3)	Denotes the 2013 base salary of Clifford T. Davis. Mr. Davis did not receive Director annual retainer fees.

Cease Trade Orders, Bankruptcies and Penalties and Sanctions

Certain Directors are, as at the date of this Information Circular, or were within the 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of a company that:

(a)	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the Director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

7 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

details of which are described below:

R. Stuart Angus is a director of Wildcat Silver Corporation (“Wildcat”), which requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008.

One Director has been, within the 10 years before the date of this Information Circular, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, details of which are as follows:

Gerard E. Munera resigned from the board of SiVault Systems Inc. on October 10, 2006; in July of 2007, SiVault Systems Inc. started bankruptcy proceedings.

No Director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Director, executive officer or shareholder.

No Director or officer of the Company, or to the Company’s knowledge, a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has

(a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Resolution for the Election of Directors

At the Meeting, shareholders will be asked to consider, and if thought fit, pass an ordinary resolution to elect each of the nominees proposed for election as Directors, as disclosed  in this Circular, substantially in the following form:

“BE IT RESOLVED THAT:

the following persons be elected as Directors to hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the British Columbia Business Corporations Act:

R. Stuart Angus Ian R. Ashby Clifford T. Davis	Robert J. Gayton Gary E. German Gerard E. Munera.

Recommendation of the Board

The Board recommends that the shareholders vote FOR each of the nominees proposed for election as Directors, as disclosed in this Circular.  Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR each of the nominees proposed for election as Directors, as disclosed in this Circular.

8 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

Majority Voting Policy

The Company’s Majority Voting Policy provides that any nominee proposed for election as a Director in an uncontested election who receives, from the shares voted at the meeting of shareholders in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election as a Director, must promptly tender his or her resignation to the Chair of the Board, to take effect on acceptance by the Board. If a Director in an uncontested election receives from the shares voted at the meeting of shareholders in person or by proxy, a greater number of shares withheld for his or her election as a Director than shares voted in favour of his or her election and tenders his or her resignation, the CGN Committee will expeditiously consider the Director’s offer to resign and, unless there are extraordinary circumstances, will recommend to the Board to accept such resignation.  The Board will have 90 days to make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release.  The applicable Director will not participate in any Committee or Board deliberations on the resignation offer. The full text of the Majority Voting Policy is available upon request to the Company at contact@nevsun.com.

Advance Notice Policy

The Company’s Advance Notice Policy provides shareholders, Directors and management of the Company with a clear framework for nominating Directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit Director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any Director nominee to be eligible for election at any annual or special meeting of shareholders.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 40 nor more than 75 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy. The full text of the Advance Notice Policy is available upon request to the Company at contact@nevsun.com.

4.      Appointment of Auditors

KPMG LLP has been the auditor of the Company since 1994.  The management of the Company nominates KPMG LLP for appointment as auditors of the Company at a remuneration to be fixed by the Directors.

Resolution for the Appointment of Auditors

At the Meeting, shareholders will be asked to consider, and if thought fit, pass an ordinary resolution for the appointment of auditors for the Company, as disclosed in this Circular, substantially in the following form:

“BE IT RESOLVED THAT:

KPMG LLP be appointed as auditors for the Company at a remuneration to be fixed by the Directors.”

Recommendation of the Board

The Board recommends that shareholders vote FOR the appointment of KPMG LLP as auditors for the Company at a remuneration to be fixed by the Directors, as disclosed in this Circular.  Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the appointment of KPMG LLP as auditors for the Company at a remuneration to be fixed by the Directors, as disclosed in this Circular.

9 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

5.      Confirmation, Ratification and Continuation of the Company’s Shareholder Rights Plan

On June 8, 2011, the Board adopted a shareholder rights plan for the Company (the “Rights Plan”).  On November 16, 2011, the Company’s shareholders ratified and confirmed the Rights Plan.  Pursuant to a shareholder rights plan agreement dated as of June 8, 2011 between the Company and Computershare Investor Services Inc. (“Computershare”), Computershare acts as the rights agent under the Rights Plan in connection with the exercise of rights (the “Rights”) under the Rights Plan, the issue of certificates evidencing the Rights, and other related matters. The Rights Plan will expire at the end of the Meeting, unless the shareholders of the Company vote to approve its continuation.

At the Meeting, shareholders will be asked to confirm, ratify and continue the Rights Plan. A summary of the key terms of the Rights Plan is set out below.  This summary is qualified in its entirety by reference to the full text of the Rights Plan which may be obtained under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com. A copy of the Rights Plan may also be obtained upon request made to the Company at contact@nevsun.com.  Capitalized terms used in this section and not otherwise defined herein have the meaning assigned to them in the Rights Plan.

The full text of the resolution confirming, ratifying and approving the continuation of the Rights Plan is set out below. The Rights Plan has not been amended since it was approved by shareholders of the Company in 2011.

Purpose of the Shareholder Rights Plan

The purpose of the Rights Plan is to encourage the fair treatment of shareholders in connection with any take-over bid for the Company. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure.  It is also intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.  The Rights Plan encourages a potential acquirer to proceed either by way of a Permitted Bid, which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.  The Rights Plan generally provides that if a bidder acquires or announces an intention to acquire more than 20% of the Shares, other than by way of a Permitted Bid or with the approval of the Board, the share capital of the Company would be considerably diluted if the bidder proceeds with its bid, thereby making its bid prohibitively expensive.

Principal Terms of Shareholder Rights Plan

Term

If the Rights Plan is confirmed, ratified and continued by the shareholders of the Company at the Meeting, the Rights Plan will continue in force until the close of the third annual meeting of shareholders of the Company occurring after the Meeting.

Issue of Rights

On June 8, 2011, the Board implemented the Rights Plan by authorizing the issue of one Right in respect of each Common Share outstanding to holders of record as at the Record Time.  The Board also authorized the issue of one Right in respect of each Common Share issued after the Record Time and prior to the Separation Time and the Expiration Time.

10 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

Exercise of Rights

The Rights are not exercisable initially. The Rights will separate from the Common Shares and become exercisable at the close of business on the tenth Trading Day after the earlier of the first public announcement of facts indicating that a person (the “Acquiring Person”) has acquired Beneficial Ownership of 20% or more of the Common Shares or the commencement of, or the first public announcement of, the intent of any person to commence a take-over bid which would result in such person Beneficially Owning 20% or more of the Common Shares, or the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such, or such later time as the Board may determine in good faith (in any such case, the “Separation Time”). After the Separation Time, but prior to the occurrence of a Flip-in Event, each Right may be exercised to purchase one Common Share at an exercise price of $50.

The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Common Shares.

Flip-in Event and Exchange Option

The acquisition by an Acquiring Person of 20% or more of the Common Shares, other than by way of a Permitted Bid or a Competing Permitted Bid, is referred to as a “Flip-in Event”. Upon the occurrence of a Flip-in Event and following ten Trading Days after the first public announcement of facts indicating that a person has become an Acquiring Person, each Right, other than a Right Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.  Rights Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.

In addition, the Rights Plan permits the Board to authorize the Company, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Company or a combination thereof.

Although the issuance of the Rights is not initially dilutive, upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share on a fully-diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Permitted Bids

The Rights Plan will not be triggered by a Permitted Bid or Competing Permitted Bid. A Permitted Bid is a Take-over Bid that complies with the following:

(a)	the Take-over Bid must be made by way of a take-over bid circular;

(b)	the Take-over Bid must be made to all shareholders for all Common Shares held by them;

(c)	Common Shares may be deposited under the Take-over Bid any time between the date of the bid and the date Common Shares are taken up and paid for, and any Common Shares deposited under the Take-over Bid may be withdrawn until taken up and paid for;

(d)	the Take-over Bid must be outstanding for at least 60 days and Common Shares tendered pursuant to the Take-over Bid may not be taken up before the expiry of the 60 day period and only if at such time more than 50% of the Common Shares held by shareholders, other than the bidder, its associates, affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the Take-over Bid and not withdrawn; and

(e)	if, on the date on which Common Shares may be taken up and paid for by the bidder, more than 50% of the Common Shares held by Independent Shareholders shall have been tendered to the Take-over Bid, the bidder must make a public announcement to that effect and keep the Take-over Bid open for at least 10 more business days from the date of such public announcement.

11 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

The Rights Plan allows for a Competing Permitted Bid to be made while a Permitted Bid or another Competing Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it remain open until the later of 35 days (or such longer period as is prescribed by the Securities Act (Ontario)) after the date the Competing Permitted Bid was made and 60 days after the earliest date on which a Permitted Bid or other Competing Permitted Bid then in existence was made.

Acquiring Person

In general, an Acquiring Person is a person who Beneficially Owns 20% or more of the outstanding Common Shares. Excluded from the definition of Acquiring Person are Nevsun and its subsidiaries, and any person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of one or more or any combination of an acquisition or redemptions by Nevsun of Common Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of “Permitted Bid Acquisition”, “Exempt Acquisition”, “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Rights Plan. However, in general:

(a)	a “Permitted Bid Acquisition” means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(b)	an “Exempt Acquisition” means an acquisition of Common Shares or convertible securities: (a) in respect of which the Board has waived the application of the Rights Plan, or which was made on or prior to the close of business on June 8, 2011; or (b) pursuant to a distribution of Common Shares or convertible securities (and the conversion or exchange of such convertible securities) made by the Company pursuant to a prospectus, private placement or other distribution made by the Company exempt from the prospectus requirements of applicable law;

(c)	a “Convertible Security Acquisition” means an acquisition of Common Shares upon the exercise of convertible securities acquired by such person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition;

(d)	a “Pro Rata Acquisition” means an acquisition by a person of Common Shares or convertible securities: (a) as a result of a stock dividend, a stock split or other event pursuant to which such person receives or acquires Common Shares or convertible securities on the same pro rata basis as all other holders of Common Shares of the same class; (b) pursuant to any regular dividend reinvestment plan or other plan made available by the Company to holders of its securities where such plan permits the holder to direct that some or all of: (i) dividends paid in respect of shares of any class of the Company, (ii) proceeds of redemption of shares of the Company, (iii) interest paid on evidences of indebtedness of the Company, or (iv) optional cash payments, be applied to the purchase from the Company of further securities of the Company; (c) pursuant to the receipt and/or exercise by the person of rights (other than the Rights) issued by the Company to all of the holders of a series or class of Common Shares on a pro rata basis to subscribe for or purchase Common Shares or convertible securities, provided that such rights are acquired directly from the Company and not from any other person; or (d) pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring shareholder approval.

Additionally, the Rights Plan provides that a person who was the Beneficial Owner of 20% or more of the outstanding Common Shares as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Common Shares.

Certificates and Transferability

Prior to the Separation Time, certificates for Common Shares will also evidence one Right for each Common Share represented by the certificate. Certificates issued after June 8, 2011 will bear a legend to this effect. Prior to the Separation Time, Rights will not be transferable separately from the associated Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Common Shares.

12 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

Redemption

The Rights may be redeemed by the Board at a redemption price of $0.0001 per Right at any time prior to the occurrence of a Flip-in Event without the prior approval of the holders of Common Shares or Rights. The Board will be deemed to have elected to redeem the Rights in the event of the successful completion of a Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan.

Waiver

Discretionary Waiver due to Inadvertence.  The Board may at any time waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a person inadvertently becoming an Acquiring Person, provided that such person has reduced its Beneficial Ownership of Common Shares such that at the time of the granting of the waiver, it is no longer an Acquiring Person.

Discretionary Waiver with Mandatory Waiver of Concurrent Bids.  The Board may, upon prior written notice to the rights agent, waive the application of the Rights Plan to a Flip-in Event (prior to the occurrence of such Flip-in Event) that may occur by reason of a Take-over Bid made by means of a take-over bid circular to all holders of record of Common Shares. However, if the Board waives the application of the Rights Plan, the Board shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-in Event occurring by reason of any Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board may, with the prior consent of the holders of Common Shares, waive the application of the Rights Plan to a Flip-in Event (prior to the occurrence of such Flip-in Event) that may occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to holders of Common Shares. However, if the Board waives the application of the Rights Plan, the Board shall extend the Separation Time to a date subsequent to and not more than 10 business days following the meeting of shareholders called to approve such a waiver.

Amendment

Amendments to the Rights Plan, other than those required to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of a change of law, will require shareholder approval.

Duties of the Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Shareholder Approval

The continuation of the Rights Plan is required to be approved by a majority of the votes cast by the shareholders of the Company present in person or represented by proxy at the Meeting.  The text of the resolution to confirm the continuation of the Rights Plan is set out below.

Resolution to Reconfirm the Rights Plan

At the Meeting, shareholders will be asked to consider and, if thought fit, pass an ordinary resolution to approve the confirmation, ratification and continuation of the Rights Plan, as disclosed in this Circular, substantially in the following form:

13 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

"BE IT RESOLVED THAT:

1.	the Rights Plan of the Company as set forth in the Rights Plan agreement dated as of June 8, 2011 between the Company and Computershare and the Rights issued pursuant thereto, are hereby approved, ratified and confirmed; and

2.	any one Director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution."

If the Rights Plan is not confirmed, ratified and continued at the Meeting, then the Rights Plan and all Rights issued thereunder will be of no further force and effect, following the termination of the Meeting.

Recommendation of the Board

The Board has determined that the Rights Plan is still in the best interest of the Company and its shareholders and recommends that shareholders vote FOR the resolution approving ratification, confirmation and continuation of the Rights Plan. Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the approval of the resolution to ratify, confirm and continue the Rights Plan.

6.      Say on Pay Advisory Vote

On January 29, 2014, the Board adopted an Advisory Vote on Executive Compensation policy which gives shareholders an opportunity to cast an advisory vote on executive compensation as disclosed in this Information Circular.  This advisory vote, commonly known as a “Say on Pay” vote, gives shareholders the opportunity to approve, reject or abstain from voting with respect to Nevsun’s fiscal 2013 executive compensation programs and policies and the compensation paid to Named Executive Officers (as defined below).  As discussed in this Information Circular, the primary objective of the Company’s compensation program, including the executive compensation program, is to attract and retain qualified employees that fit in with the Nevsun corporate culture in order to achieve its corporate objectives and increase shareholder value.

The Advisory Vote on Executive Compensation Policy is designed to ensure director accountability for executive compensation decisions by giving shareholders a formal opportunity to provide their views through an annual non-binding advisory vote, which requires an affirmative vote of a majority of the votes cast.  The Company will disclose the result of the vote as part of its report on voting results for the Meeting.  The Board will remain fully responsible for the compensation decisions, and will not be relieved of these responsibilities.  In the event there is significant opposition, the Board will consult with the shareholders to fully understand their concerns, and will review the approach to compensation in the context of those concerns.  The Board will disclose to shareholders, as soon as is practicable, and no later than in the Information Circular for the following annual meeting of the shareholders of the Company, a summary of the comments received and the changes to the compensation plans made or the reasons why no changes will be made.

The Board recognizes that Say on Pay policies are evolving in Canada and globally, and will review this policy annually to ensure it is effective in achieving its objectives.

Resolution to Accept the Approach to Executive Compensation

At the Meeting, shareholders will be asked to consider and, if thought fit, pass an ordinary resolution to accept the approach to executive compensation, as disclosed in this Circular, substantially in the following form:

14 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

“BE IT RESOLVED THAT:

on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular for the Meeting.”

Recommendation of the Board

The Board recommends that shareholders vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular.  Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the advisory resolution to accept the executive compensation disclosed in this Circular.

7.      Other Business

At the date of this Information Circular, management of the Company is not aware of any other matters to be presented for action at the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

STATEMENT OF EXECUTIVE COMPENSATION

For purposes of this Information Circular, named executive officers of the Company mean the following individuals (the “Named Executive Officers” or “NEO”):

(a)	the Company's CEO;

(b)	the Company's Chief Financial Officer (the “CFO”);

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation (seeSummary of Compensation) was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102 F6 – Statement of Executive Compensation for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2013, the Company had four NEOs, being Clifford T. Davis, President and CEO and acting CFO; Joseph P. Giuffre, Chief Legal Officer (“CLO”); Frazer W. Bourchier, Chief Operating Officer (“COO”); and Scott A. Trebilcock, Vice President Business Development and Investor Relations (“VPBDIR”).

Compensation Discussion and Analysis

Compensation Strategy and Approach

The following is a general discussion of the significant elements of compensation paid to the NEOs for the most recently completed financial year. The normal compensation elements consist of a base salary, annual bonuses, and long term incentive awards (“LTI”), consisting of stock options, restricted share units (“RSUs”), and performance share units (“PSUs”), and additional compensation as defined herein.

A major principle of the Company’s compensation philosophy is to have a significant portion of compensation tied to performance. As set out in the graphs below, for the CEO this translates to 70% of total direct compensation (salary + target bonus + grant value of short-term incentives (“STI”) and LTIs) provided in the form of incentive-based (variable, at risk) compensation. For all other NEOs, an average of 62% total direct compensation is provided in the form of incentive-based compensation.  Nevsun’s pay mix is generally aligned with the peer group for both the CEO and other NEOs.

15 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

The compensation strategy is intended to attract, retain and award the NEOs in order to accomplish the broader objectives of the Company. Those objectives have evolved from successful development of the Bisha Mine in Eritrea and commencement of commercial production of gold  achieved in February, 2011 to the successful transition to the copper phase of the Bisha Mine and commencement of commercial production of copper in December, 2013 and will include the continuing successful operations,  achievements in health and safety and corporate social responsibility goals and standards and future growth of the Company through the expansion of existing resources and reserves and asset additions.  The compensation program is designed to reward contributions to these achievements which enhance the Company’s success at meeting its objectives. It is managed by the Human Resources Committee (the “HR Committee”) which approves compensation strategies and guidelines for NEO salaries and other senior management, and incentive awards.  The HR Committee consists of three independent Directors, as indicated above under the heading Election of Directors, none of whom have ever been an officer or employee of the Company or its subsidiaries.  There has been no change in membership to the HR Committee in the past financial year.

Compensation Consultant

The compensation strategy is determined by the HR Committee with assistance from independent consultants, and is designed to be competitive with those offered by publicly-traded mining companies comparable to the Company in terms of size, assets, production and region of operation.  In late 2012, the Company engaged Roger Gurr & Associates to complete a review to ensure the rates and forms of compensation recognize job impact, performance and changing Company requirements, and to assist the HR Committee in developing a justifiable compensation strategy for its executive officers for the 2013 fiscal year using three basic elements: base salary, bonus opportunity and equity based compensation.  In August, 2013 the HR Committee engaged Mercer (Canada) Limited (“Mercer”) to advise on the competitiveness and appropriateness of compensation programs for the CEO, executive officers of the Company and Directors, including base salaries, retainers and fees, short and long-term incentives, pensions, benefits, perquisites, employment and change-of-control provisions for the 2014 fiscal year.

16 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

Executive Compensation-Related Fees:

The following fees were paid by the Company to Mercer (Canada) Limited and Roger Gurr & Associates for compensation-related consulting and advice during the years ended December 31, 2013 and 2012:

Consultant	Type of Work	2013 Fees	2012 Fees
Mercer (Canada) Limited	Executive compensation-related fees	$57,900	Nil
	All other fees	Nil	Nil
Roger Gurr & Associates	Executive compensation-related fees	Nil	$29,000
	All other fees	Nil	Nil

Compensation Benchmarking

A list of comparator companies was established for the purposes of considering the competitiveness of 2013 base salaries, bonuses, and long-term incentives of the Company’s executive compensation, such as the basis upon which to evaluate the appropriateness of the target percentage for annual bonuses as well as salary recommendations. The Board targeted total compensation at the median against the comparator companies.  The following 16 companies, all of a somewhat similar size to the Company in terms of production levels and complexity, were selected by the HR Committee as the comparator group for purposes of the annual executive compensation review for 2013 compensation:

Alamos Gold Inc.	HudBay Minerals Inc.
AuRico Gold Inc.	Iberian Minerals Corp.
Aurizon Mines Ltd.	Katanga Mining Ltd.
Capstone Mining Corp.	Lundin Mining Corp.
Centerra Gold Inc.	Pan American Silver Corp.
Dundee Precious Metals Inc.	Semafo Inc.
Eastern Platinum Ltd.	Taseko Mines Ltd.
Golden Star Resources Ltd.	Thompson Creek Metals Co Inc.

The HR Committee expects to review the comparator group on a regular basis to ensure they continue to constitute an appropriate comparator group, based on the above stated criteria. Per Mercer’s review in August, 2013, the comparator group (above) was reviewed and updated based on the following criteria:

  Canadian-listed companies in the metals and mining sector.
  Companies with annual revenues and market capitalization that are approximately one-half to two times the Company’s annual revenues.
  Companies with primary operating assets in geographies with heightened geopolitical risk.

On the basis of the review, the following changes to the comparator group were made:

  New Gold and Coeur Mining were added to the comparator group on the basis of comparable revenues and/or complexity of operations.
  AuRico Gold and Eastern Platinum were removed from the comparator group as their revenues no longer meet the criteria.
  Aurizon Mines and Iberian Minerals were removed from the comparator group as they have been acquired during the fiscal year.
17 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

Below is the revised comparator group table used by Mercer in its review:

Alamos Gold Inc.	Katanga Mining Ltd.
Capstone Mining Corp.	Lundin Mining Corp.
Centerra Gold Inc.	New Gold Inc.
Coeur Mining Inc.	Pan American Silver Corp.
Dundee Precious Metals Inc.	Semafo Inc.
Golden Star Resources Ltd.	Taseko Mines Ltd.
HudBay Minerals Inc.	Thompson Creek Metals Co. Inc.

Relative to the group of fourteen companies, the Company is positioned at approximately the median on revenues and above the 25th percentile on market capitalization.

In order to attract and retain competent executive staff in a highly competitive market, base salary, total cash compensation (i.e., base plus annual incentive awards), and total direct compensation levels (i.e., total cash plus long-term incentive awards) are set in the top quartile of the comparator group depending upon performance levels.

Specific performance measurement criteria were established for executive officers, against which performance-based compensation was evaluated at the end of the year. The measurement criteria were tailored for each senior management function, stipulating expectations on targeted performance areas for each member of the senior management team. The performance elements designed for each position were weighted in terms of their overall importance, then divided into specific objectives to provide a quantitative benchmark for self-evaluation and evaluation by the HR Committee. The HR Committee retained discretion on overall performance and contribution.

Base Salary

Base salaries are reviewed annually and set on the basis of market competitiveness, relative to the comparator group, individual performance, and internal equity. For the year 2013, the following changes to the NEO’s base salary levels were made:

Name and Principal Position	2012 Base Salary	2013 Base Salary	% Change
Clifford T. Davis(1) Chief Executive Officer, acting Chief Financial Officer	$550,000	$675,000	23%
Joseph P. Giuffre(2) Chief Legal Officer and Corporate Secretary	N/A	$440,000	N/A
Frazer W. Bourchier Chief Operating Officer	$400,000	$440,000	10%
Scott A. Trebilcock VP Business Development and Investor Relations	$270,000	$300,000	11%

(1)	Clifford T. Davis was acting Chief Financial Officer from June 12, 2013 to January 24, 2014.
(2)	Joseph P. Giuffre’s employment commenced January 1, 2013.

For the year 2014, following the compensation review by Mercer and in light of the current economic/commodity environment, the Company did not provide increases to base salary levels to the NEOs.

18 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

Annual Bonuses

The measurement criteria for the CEO in 2013 included (1) managing Eritrea Government relations; (2) operational success and risk management; (3) building and maintaining effective strategic relationships with shareholders; and (4) progressing toward strategic transactions.  The maximum annual bonus level set for the CEO was 100% of annual salary.

The measurement criteria for each of the other executive officers were also specific, quantitative where possible, and laid out in a similar fashion to that of the CEO, but tailored to their operating function.  The maximum annual bonus level set for the NEOs other than the CEO and the VPBDIR was 70% annual salary.  The VPBDIR had a maximum bonus level of 60% annual salary.

At the end of 2013 each executive officer of the Company carried out a self-evaluation, which was reviewed by the HR Committee in the case of the CEO, and both the CEO and HR Committee in the case of the other executive officers, following which performance bonuses were paid to executive officers after having reached targeted performance criteria to varying degrees. The bonus amounts paid to NEOs are as disclosed in the Summary Executive Compensation Table.

Following Mercer’s review in late 2013, the Company decided to implement bonus ranges structured around a target bonus and a maximum bonus opportunity for each executive in 2014. These levels were set following an analysis of the comparator group and the Company’s total shareholder return (“TSR”) over three years, and determined by the HR Committee to be appropriate.

The target and bonus levels effectively align payouts to performance targets. The following table outlines the target and maximum bonus opportunity levels for each NEO for 2014:

Name and Principal Position	Target Bonus, as a % of Base Salary	Maximum Bonus, as a % of Base Salary
Clifford T. Davis Chief Executive Officer, acting Chief Financial Officer	100%	200%
Joseph P. Giuffre Chief Legal Officer and Corporate Secretary	70%	140%
Frazer W. Bourchier Chief Operating Officer	70%	140%
Scott A. Trebilock VP Business Development and Investor Relations	60%	120%

For 2014 bonus purposes for all NEOs, the Company has shifted to a higher focus on overall corporate goals, allocating 70% of bonus to pre-established measurable corporate goals, with the remaining 30% of target bonus allocated to more specific personal performance targets. The 2014 corporate goal categories have been allocated as follows:

Operations (produced and shipped concentrate, production costs, zinc expansion capital and sustaining capital)
Growth (exploration and merger or acquisition)
Corporate social responsibility (CSR reporting, health and safety, environmental)
Risk management (the effectiveness of the enterprise risk management process)

Long-term Incentive Awards

Long-term incentives for executive officers have traditionally taken the form of equity based compensation.  Stock options are granted under the direction of the HR Committee in accordance with the Company’s stock option plan (the “Plan”), which includes all senior management and Directors.  The value of stock options granted to executive officers is determined on both qualitative and quantitative levels, taking into consideration consistency with past annual practices, comparator group practices, and total compensation range to be in the median to top quartile of the comparator group.  Changes in executive positions or roles, and ongoing contribution to the Company are factors which affect the decision-making process.  Outstanding stock options and previous grants are reviewed by the HR Committee on an annual basis and again when considering option grants for new employees.   The terms of the Plan are also reviewed from time to time by the HR Committee and changes suggested which are discussed with executive officers prior to approval by the Board, then regulatory and shareholder approval as necessary. Further details of the Plan are described under Equity Compensation Plan Information.

19 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

A stock appreciation right (“SAR”) may be granted in tandem with an option under the Plan, thereby giving an optionee the choice of exercising the option or the SAR.  The Company may also grant cash-settled SARs to Directors which have similar vesting and measurement criteria as a stock option, but do not involve any issuance of shares on exercise and accordingly, have no dilutive effect on the Company’s stock when exercised (“Cash-settled SAR”).

Mercer reviewed the Company’s incentive practices against those in the comparator group as well as against the Company’s compensation strategy and approach. Based on results of the review, the Company plans to follow the recommendations of Mercer with respect to its long-term incentive practices:

  For executives, eliminate the use of SARs, continue the use of stock options to a lesser extent, and implement PSUs and RSUs such that the target LTI mix would be weighted one third for each of stock options, PSUs and RSUs; and
  For non-executive Directors, eliminate the use of SARs, continue the use of stock options to a lesser extent, and implement deferred share units (“DSUs”) – see Director Compensation.

The following table summarizes the purpose of characteristics of the Company’s long-term incentive plans for the NEOs:

LTI Plan	Purpose of Plan	Vesting
Stock Options	To promote and encourage participants to increase shareholder value in the long-term To align the participant rewards to long-term shareholder value	Time-based vesting 5 year term 1/3 of the award vests at each anniversary following grant
RSUs
  To promote alignment of interests between employees of the Company and the shareholders of the Company
  To attract and retain employees with the knowledge, experience and expertise required by the Company
Time-based vesting Based on share price and accumulated dividends at vesting 1/3 of the award vests at each anniversary following the grant date
PSUs
  To promote alignment of interests between employees of the Company and the shareholders of the Company
  To support achievement of the Company’s performance objectives
  To attract and retain employees with the knowledge, experience and expertise required by the Company
Performance-based vesting At the end of a 3-year performance period, based on share price, accumulated dividends, and TSR relative to a peer group

20 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

The Company introduced the Restricted Share Unit Plan (the “RSU Plan”) in 2013 for executives and other management employees in order to promote greater alignment of interests between executive officers and shareholders.  The RSU Plan is administered by the HR Committee, which has the authority to determine the eligible full time employees to whom RSUs may be granted and the number of RSUs to be granted to plan participants.

A RSU is a notional share-based unit that is equal to the fair market value of a Common Share of the Company.  Under the RSU Plan, the fair market value of a Common Share on a particular date (the “Market Value”) is the volume-weighted average trading price of a Common Share during the five trading days immediately preceding that date.  RSUs may be awarded annually and additional RSUs are credited to reflect dividends paid on the Common Shares based on the number of RSUs in a participant's RSU account and the Market Value of the Common Shares on the dividend payment date.

Under the RSU Plan, participants are entitled to receive a cash payment on the vesting date equal to the number of vested RSUs in the participant's RSU account, multiplied by the Market Value of a Common Share on the vesting date.  Unless otherwise specified in a designated participant's grant agreement, one-third of the RSUs granted to a participant on a grant date will vest on each of the first, second and third anniversary of the grant date.  The Board may, in its discretion, following a grant date but prior to the vesting date, designate an earlier vesting date for the vesting of all or any portion of the RSUs then outstanding and granted to a participant.

If a participant ceases to be an employee due to disability, retirement or termination without cause, unvested RSUs will vest pro rata based on the number of days elapsed from the RSU grant date to the participant's termination date, divided by the total number of days from the grant date of the RSUs to the vesting date, and will be paid out based on the Market Value of a Common Share on the termination date.  If a participant dies, all RSUs in the participant's RSU account that have not vested will immediately vest as of the participant's date of death and will be paid out based on the Market Value of a Common Share on the date of death.  Termination of a participant in all other circumstances results in a forfeiture of unvested RSUs.  If, within twelve months following a change of control, a participant is terminated without cause or is constructively dismissed, or if the successor to the Company does not assume or replace on substantially similar terms the RSUs in the participant's RSU account, all RSUs in the participant's RSU account that have not vested will immediately vest and be paid out based on the Market Value determined by the Board, acting in good faith.

Performance Share Unit Plan

The Company introduced the Performance Share Unit Plan (the “PSU Plan”) in 2013 for executive and other management employees in order to promote greater alignment of interests between employees and shareholders and to support the achievement of the Company's performance objectives.  The PSU Plan is administered by the HR Committee, which has the authority to determine the eligible full time employees to whom PSUs may be granted and the number of PSUs to be granted to plan participants.  PSUs may be awarded annually and additional PSUs are credited to reflect dividends paid on the Common Shares based on the number of PSUs in a participant's PSU account and the Market Value of the Common Shares on the dividend payment date.

PSUs vest on the third anniversary of their grant, following which a participant is entitled to receive a cash payment equal to the product achieved by multiplying (i) the number of vested PSUs in the participant's PSU account, (ii) the Market Value of a Common Share on the third anniversary of the date of grant, and (iii) a performance adjustment factor (the “Adjustment Factor”) which is determined based on Nevsun's TSR relative to its peer group over the three-year performance period between the grant date and the vesting date of the PSUs (the “Performance Period”).  The peer group has been established by the HR Committee with input from its independent compensation consultant, Mercer, based on size and industry-specific criteria (see Compensation Benchmarking).

21 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

The Adjustment Factor used to calculate the cash payment to plan participants is determined as follows:

Nevsun Relative TSR Percentile Rank	Adjustment Factor
less than 25th percentile	0
25th percentile	0.5
50th percentile	1.0
75th percentile and above	1.5

Adjustment Factors for TSRs between the 25th percentile and 75th percentile are interpolated on a straight line basis.

If a participant ceases to be an employee due to disability, retirement or termination without cause, unvested PSUs will vest pro rata based on the number of days elapsed from the PSU grant date to the participant's termination date divided by the total number of days in the Performance Period, and will be paid out based on the Market Value of a Common Share on the termination date.  If a participant dies, all PSUs in the participant's PSU account that have not vested will immediately vest as of the participant's date of death and will be paid out based on the Market Value of a Common Share on the date of death.  The Adjustment Factor in these circumstances is the greater of 1.0 or such higher Adjustment Factor as may be determined by the HR Committee.  Termination of a participant in all other circumstances results in the forfeiture of PSUs that are unvested as of the termination date of the participant.  On the occurrence of a change of control, all PSUs credited to a participant's account automatically vest and are paid out based on the Market Value determined by the Board acting in good faith and an Adjustment Factor that is the greater of 1.0 and such other Adjustment Factor as may be determined by the Board acting in good faith.

The Board may, in its discretion, following a grant date but prior to the vesting date, designate an earlier vesting date for the vesting of all or any portion of the PSUs then outstanding and granted to a participant.

Perquisites

There are no significant out of the ordinary perquisites payable to NEOs.  All NEOs have medical and insurance coverage paid by the Company and have normal allowances for vacation.

Anti-Hedging Policy

The Company adopted an anti-hedging policy on May 15, 2013 which prohibits Directors and senior officers of the Company or any of its subsidiaries from directly or indirectly engaging in any kind of hedging transaction that could reduce or limit the Director’s or executive officer’s economic risk with respect to the Director’s or executive officer’s holdings, ownership or interest in or to Common Shares or other securities of Nevsun, including without limitation, outstanding stock options, SARs or other compensation awards the value of which are derived from, referenced to, or based on the value or market price of Common Shares or other securities of Nevsun.  Prohibited transactions include the purchase by a Director or executive officer of financial instruments, including, without limitation, prepaid variable forward contracts, equity swaps, collars, puts, calls or other derivative securities that are designed to hedge or offset a decrease in market value of equity securities of Nevsun.

Compensation Risk Management

The HR Committee, during its annual review, evaluates the risks, if any, associated with the Company’s compensation policies and practices. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s executive officers, be designed in a manner which is in the best interests of the Company and its shareholders.  Risk evaluation is one of the considerations for this review.

A portion of the Company’s executive compensation consists of stock options and SARs granted in tandem with stock options under the Plan, RSUs granted under the RSU Plan, and PSUs granted under the PSU Plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. Since the benefits of such compensation, if any, are generally not realized by the executive officer until a significant period of time has passed, the possibility of executive officers taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its shareholders is extremely limited. In addition, all major transactions require approval by the Board.

22 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

The other elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay.  In addition, the HR Committee believes it is unlikely that executive officers would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions.

The HR Committee closely monitors and considers any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Performance Graph

The following graph compares the cumulative shareholder return over the last five fiscal years for the Common Shares, assuming a $100 investment was made on December 31, 2009 and reinvestment of dividends, with the S&P/TSX Composite Index.

 Cumulative Value of a $100 Investment

The Company’s executive compensation programs are designed to align the financial, operating and market performance of the Company with the value that the executive officers of the Company ultimately receive from the programs. Executive compensation has generally corresponded to the trends shown by the graph over the period from 2009 to 2013, although industry-specific factors have influenced compensation over the same period. Base salaries are reviewed annually. The annual incentive bonus is based on financial and operational performance objectives that are within management’s control and may not align with total shareholder returns. The value of long-term incentives at a time of grant will also vary based on corporate performance; however, the realized value from these awards is directly affected by the Company’s share price performance over the period, as declines in share price have a direct impact on the value of the executive officers’ outstanding stock option awards, RSUs and PSUs.

23 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

Compensation Governance

The HR Committee is comprised of only independent Directors within the meaning of NI 52-110 and while the Board determines its Directors, the CEO is not involved in the selection process for this committee. A copy of the HR Committee’s mandate is attached as Schedule A to this circular. The current members of the HR Committee are Gerard E. Munera (Chair), Gary E. German and R. Stuart Angus.  Mr. Munera has direct experience relating to executive compensation matters, having served on the compensation committees of two publicly traded mining companies, Meridian Gold Inc. and Mag Industries Corporation, and serving presently on the compensation committee of Dynamic Material Corporation, a publicly traded metal and oil services company. The significant industry experience of each of the HR Committee members provides them with a suitable perspective to make decisions on the appropriateness of the Company’s compensation policies and practices.

Summary Compensation Table

The following table is a summary of compensation paid for the NEOs for the financial years ended December 31, 2013, December 31, 2012, and December 31, 2011.

Name and Principal Position	Year	Salary $	Option-based awards $(1)	Non-equity incentive plan compensation $		All other compensation $	Total compensation $
				Annual incentive plans(2)	Long term incentive plans – Share-based awards(3)
Clifford T. Davis(4) President and Chief Executive Officer, acting Chief Financial Officer	2013 2012 2011	675,000 550,000 500,000	314,974 439,635 1,739,385	675,000 500,000 550,000	590,400 (5)454,289 Nil	Nil Nil (6)115,424	2,255,374 1,943,924 2,904,809
Frazer W. Bourchier(7) Chief Operating Officer	2013 2012 2011	440,000 400,000 Nil	209,982 439,635 (1)512,139	250,000 250,000 Nil	360,800 Nil Nil	Nil Nil Nil	1,260,782 1,089,635 512,139
Joseph P. Giuffre(8) Chief Legal Officer and Corporate Secretary	2013 2012	440,000 Nil	209,982 439,635	200,000 Nil	360,800 Nil	Nil Nil	1,210,782 439,635
Scott A. Trebilcock Vice President Business Developmen and Investor Relations	2013 2012 2011	300,000 270,000 243,000	173,236 293,090 173,939	200,000 189,000 150,000	275,520 Nil Nil	Nil Nil Nil	948,756 752,090 566,939

(1)	Value of option-based awards at date of grant – seeStock Option Grants During the Year, below. The Black-Scholes formula is used to calculate fair value of stock options granted and assumes risk-free stock price volatility and no extreme jumps in stock prices. The Company chose this model for its widespread acceptance as an industry standard. The closing price of the Common Shares on the TSX at December 31, 2013, 2012 and 2011 was $3.53, $4.25 and $5.66, respectively.
(2)	In December, 2013 the Board approved bonuses for NEOs in respect of services performed under incentive compensation arrangements described above.

24 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

(3)	In December 2013 the Board approved the award of RSUs and PSUs to NEOs. The dollar amount in this column represents the total value ascribed to the RSUs and PSUs granted to the NEOs. For RSUs granted in 2013, these amounts were calculated by multiplying the number of RSUs by the closing share price of $3.28 at grant date. For PSUs, these amounts were calculated by multiplying the number of PSUs granted and outstanding by the closing grant date share price of $3.28, and additionally by a forecast payout factor of 1.0.
(4)	Clifford T. Davis was acting Chief Financial Officer from June 12, 2013 to February 24, 2014. On February 24, 2014, Mr. Thomas S. Whelan became the Chief Financial Officer of the Company.
(5)	In 2012 Clifford T. Davis was granted 310,000 cash-settled SARs with an exercise price of $4.27 and expiry of November 20, 2017. The Black-Scholes formula is used to calculate fair value of Cash-settled SARs granted and assumes risk-free stock price volatility and no extreme jumps in stock prices. The Company chose this model for its widespread acceptance as an industry standard. These cash-settled SARs were not in the money as of December 31, 2013.
(6)	Clifford T. Davis was paid unused vacation in 2011.
(7)	Frazer W. Bourchier was granted 300,000 stock options on October 26, 2011 with an exercise price of $4.81 and expiry date of October 26, 2016, prior to commencement of employment on January 1, 2012. These options were out of the money as of December 31, 2013.
(8)	Joseph P. Giuffre was granted 300,000 stock options on November 20, 2012, with an exercise price of $4.27 and expiry date of November 20, 2017, prior to commencement of employment on January 1, 2013. These options were not in the money as of December 31, 2013.

Terms of Agreements

The terms of the 2013 executive roles were as follows:

Clifford T. Davis, Chief Executive Officer, had a salary increase from $550,000 to $675,000 on January 1, 2013.

Joseph P. Giuffre, Chief Legal Officer, began his employment on January 1, 2013 at a salary of $440,000.

Frazer W. Bourchier, Chief Operating Officer, began his employment on January 1, 2012 at a salary of $400,000 which was increased to $440,000 as at January 1, 2013.

Scott A. Trebilcock began his employment with the Company in September 2010 as Vice President Business Development and Investor Relations.  In July 2011 his salary increased from $216,000 to $270,000 and again as at January 1, 2013 to $300,000.

Bonus arrangements are discussed above under Compensation Discussion and Analysis.

Agreements for Messrs. Davis, Giuffre, Bourchier and Trebilcock include termination and change of control benefits described in the following section.

Termination and Change of Control Benefits

Termination of employment under certain circumstances may trigger amounts payable to the employee by the Company (a) if the Company terminates employment without cause or adequate notice prior to end of the term, or (b) in the event of a change of control of the Company and the employee gives the Company 90 days’ written notice of termination.

Either of these conditions will result in severance payments due from the Company to the affected employee.  The amount due is two times the employee’s base salary plus 4% in lieu of benefits plus two times the annual target bonus established by the HR Committee or the Board for the employees.  The affected employees are Messrs. Davis, Bourchier, Giuffre and Trebilcock. These provisions are consistent with industry standards for executives in similar positions and recognize the critical nature of these positions in the event there is a change in control or where the employee loses his job through no fault of his own.

Assuming there had been change of control as at December 31, 2013 the Company estimates the total change of control and termination benefits of its 2013 NEOs to be approximately $8.4 million including any amounts attributable to option and non-equity based compensation benefits.  Any outstanding stock options or share appreciation rights which are not vested would become vested upon notice of a change of control.

25 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

Pension Plan Benefits

The Company does not have a defined benefit, defined contribution or deferred compensation pension plan.

Incentive Plan Awards – Outstanding Option-based and Share-based Awards

The following table sets forth details with respect to stock options, RSUs and PSUs held by the NEOs at December 31, 2013.

Name	Option-based Awards				Share-based Awards (Cash-settled SARs, PSUs and RSUs)
	Number of securities underlying unexercised stock options #	Option exercise price $(1)	Expiry date	Value of unexercised in the money stock options, vested $(2)	Number of shares or units of shares that have not vested #	Expiry date	Market or payout value of share- based awards that have not vested $	Market or payout value of vested share- based awards not paid out or distributed $
Clifford T. Davis	(3)500,000 (3)1,000,000 (3)500,000 300,000 300,000	3.14 3.14 5.68 4.27 3.28	May 13/15 May 13/15 Feb 1/16 Nov 20/17 Dec 16/18	195,000 390,000 Nil Nil N/A	(4)55,000 (5)90,000 (6)90,000	Nov 20/17 Dec 16/16 Dec 16/16	Nil 295,200 295,200	Nil Nil Nil
Frazer W. Bourchier	(3)300,000 300,000 200,000	4.81 4.27 3.28	Oct 26/16 Nov 20/17 Dec 16/18	Nil Nil N/A	(5)55,000 (6)55,000	Dec 16/16 Dec 16/16	180,400 180,400	Nil Nil
Joseph P. Giuffre	300,000 200,000	4.27 3.28	Nov 20/17 Dec 16/18	Nil N/A	(5)55,000 (6)55,000	Dec 16/16 Dec 16/16	180,400 180,400	Nil Nil
Scott A. Trebilcock	(3)300,000 (3)100,000 (3)50,000 200,000 165,000	4.16 5.71 5.68 4.27 3.28	Aug 17/15 Nov 19/15 Feb 1/16 Nov 20/17 Dec 16/18	Nil Nil Nil Nil N/A	(5)42,000 (6)42,000	Dec 16/16 Dec 16/16	137,760 137,760	Nil Nil

(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the five-day period immediately preceding the option grant.
(2)	Based on the difference between the market value of $3.53 per Common Share on December 31, 2013 and the exercise price of the stock options.
(3)	These option grants include a tandem stock appreciation right (SAR), as more fully described previously underOption-based Awards.
(4)	Cash-settled SAR which was granted to Clifford T. Davis on November 20, 2012 at an exercise price of $4.27, which vests and expires the same as an option grant, but does not involve the issuance of shares on exercise and accordingly, has no dilutive effect.
(5)	RSUs granted to NEOs on December 16, 2013. The value of the RSUs is calculated by multiplying the Company’s closing share price of $3.28 at grant date by the number of RSUs granted and outstanding.
(6)	PSUs granted to NEOs on December 16, 2013. The value of the PSUs is calculated by multiplying the Company’s closing share price of $3.28 at grant date by the number of PSUs granted and outstanding, and additionally by a forecast payout factor of 1.0.

26 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

Incentive Plan Awards – Value Vested or Earned During the Year

Non-equity incentive compensation consists of annual bonus awards discussed earlier under Compensation Discussion and Analysis and outlined in the Summary Compensation table. The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2013, for each of the NEOs.

Name	Option-based awards – Value vested during year $(1)	Share-based awards – Value vested during the year $(2)(3)	Non-equity incentive plan compensation – value earned during the year $(4)
Clifford T. Davis	Nil	Nil	675,000
Frazer W. Bourchier	Nil(5)	Nil	250,000
Joseph P. Giuffre	Nil	Nil	200,000
Scott A. Trebilcock	Nil	Nil	200,000

(1)	Amounts represent the aggregate dollar value that would have been realized if all stock options that vested during 2013 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date ($3.36) and the exercise price of the stock options ($4.27 grant of Nov 20/12, and $5.68 grant of Feb 1/11).
(2)	On November 20, 2012 all NEOs were granted, collectively, 980,000 stock options at an exercise price of $4.27, of which 490,000 vested on November 20, 2013. These stock options were out of the money as at December 31, 2013.
(3)	On November 20, 2012, 310,000 Cash-settled SARs were granted to Clifford T. Davis at an exercise price of $4.27, of which 155,000 vested on November 20, 2013. These Cash-settled SARs were out of the money as at December 31, 2013.
(4)	Amounts represent actual cash bonuses paid with respect to services performed in 2013.
(5)	On October 26, 2011 Frazer W. Bourchier was granted 300,000 stock options at an exercise price of $4.81 of which 150,000 vested on October 16, 2013. These stock options were out of the money as at December 31, 2013.

Stock Option Grants During the Year

The following table sets forth stock options which were granted to NEOs during the fiscal year ended December 31, 2013.

Name of NEO	Title of NEO	Number of Stock Options(1)	Value $(2)
Clifford T. Davis	President, CEO, Acting CFO	300,000	314,974
Frazer Bourchier	COO	200,000	209,982
Joseph P. Giuffre	CLO, Corporate Secretary	200,000	209,982
Scott A. Trebilcock	VP Business Development and IR	165,000	173,236

(1)	These stock options are exercisable at a price of $3.28 per share and vest over a three year period, one-third on December 16, 2014, one-third on December 16, 2015, and one-third on December 16, 2016. These stock options expire December 16, 2018.
(2)	The Black-Scholes formula is used to calculate fair value of stock options granted and assumes risk-free stock price volatility and no extreme jumps in stock prices. The Company chose this model for its widespread acceptance as an industry standard.

27 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

DIRECTOR COMPENSATION

Directors who are not NEOs receive an annual retainer fee of $100,000.  The Chair, R. Stuart Angus, receives an annual retainer fee of $120,000 per year. In addition to these amounts, during periods where the Special Committee is active, its members receive an additional $20,000 per year while its Chair receives an additional $25,000 per year.  All members of the Special Committee receive an additional $1,000 per meeting.  No additional amounts were paid to members of the Special Committee in 2013.  Members of the Litigation Committee each receive an annual retainer fee of $25,000.  Directors of the Company’s subsidiaries in Barbados and Eritrea receive nominal fees or no compensation for their role, and are not included in the compensation tables herein.

Mercer reviewed the competitiveness of the Company’s non-executive director compensation programs and based on the results of the review, the Company has decided to implement DSUs with the purpose of promoting further alignment of interests between Directors and the shareholders of the Company, to allow Directors to participate in the success of the Company, and to attract and retain Directors with the knowledge, experience, and expertise required by the Company.

Deferred Share Unit Plan

The Company introduced the DSU Plan in 2013 for non-executive Directors in order to promote greater alignment of interests between Directors and shareholders of the Company.

Each non-executive Director receives an annual DSU grant as part of his total compensation. DSUs may be awarded annually or as determined by the HR Committee and Board.  Directors are credited with additional DSUs to reflect dividends paid on the Common Shares based on the number of DSUs in their DSU account and the Market Value of the Common Shares on the dividend payment date.

Upon retirement from the Board (and provided the Director is not otherwise engaged or employed by the Company in another capacity), the retiring Director will receive a cash payment in respect of his DSUs 60 days following the date that he or she ceases to be a Director.  The amount of the cash payment is determined by multiplying the number of DSUs in the Director's DSU account by the Market Value of a Common Share on the payment date.

Director Compensation Table

The following table sets forth compensation during the fiscal year ended December 31, 2013 to non-executive Directors.

Name	Fees Earned $	Option-based awards $(1)	Share-based awards $(1)(2)	All other compensation $	Total $
R. Stuart Angus	(3)145,000	54,153	100,169	Nil	299,322
Robert J. Gayton	(3)125,000	43,323	84,142	Nil	252,465
Gary E. German	100,000	43,323	84,142	Nil	227,465
Gerard E. Munera	100,000	43,323	84,142	Nil	227,465

(1)	As per Summary Compensation Table, the Black-Scholes model is used to calculate fair value of stock options and Cash-settled SARs granted.
(2)	Cash-settled SARs were granted to the Directors in May 2013.
(3)	Includes a $25,000 fee as a member of the Litigation Committee.

28 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

Director Incentive Plan Awards – Outstanding Option-based and Share-based Awards

The following table sets forth all option-based and share-based awards outstanding at December 31, 2013 for each non-executive Director.

Name	Option-based Awards				Share-based Awards (Cash-settled SARs)
	Number of securities underlying unexercised stock options #	Option exercise price $(1)	Option expiration date	Value of unexercised in the money stock options, vested $(2)	Number of shares or unit of shares that have not vested #	Expiry date	Market or payout value of share- based awards that have not vested $(3)	Market or payout value of vested share-based awards not paid out or distributed $(3)
R. Stuart Angus	(4)200,000 (4)400,000 (4)200,000 60,000 50,000	3.14 3.14 5.68 4.27 3.69	May 13/15 May 13/15 Feb 1/16 Nov 20/17 May 16/18	78,000 156,000 Nil Nil N/A	(5)108,500 (6)125,000	Nov 20/17 May 16/18	Nil Nil	Nil Nil
Robert J. Gayton	(4)150,000 (4)300,000 (4)150,000 45,000 40,000	3.14 3.14 5.68 4.27 3.69	May 13/15 May 13/15 Feb 1/16 Nov 20/17 May 16, 18	58,500 117,000 Nil Nil N/A	(5)81,500 (6)105,000	Nov 20/17 May 16/18	Nil Nil	Nil Nil
Gary E. German	(4)150,000 (4)150,000 (4)300,000 150,000 45,000 40,000	1.70 3.14 3.14 5.68 4.27 3.69	Aug 25/14 May 13/15 May 13/15 Feb 1/16 Nov 20/17 May 16/18	274,500 58,500 117,000 Nil Nil N/A	(5)81,500 (6)105,000	Nov 20/17 May 16/18	Nil Nil	Nil Nil
Gerard E. Munera	(4)150,000 (4)150,000 (4) 300,000 150,000 45,000 40,000	1.70 3.14 3.14 5.68 4.27 3.69	Aug 25/14 May 13/15 May 13/15 Feb 1/16 Nov 20/17 May 16/18	274,500 58,500 117,000 Nil Nil N/A	(5)81,500 (6)105,000	Nov 20/17 May 16/18	Nil Nil	Nil Nil

(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the five-day period immediately preceding the option grant.
(2)	Based on the difference between the market value of $3.53 per Common Share on December 31, 2013 and the exercise price of the stock options.
(3)	Calculated based on the closing price of the Common Shares ($3.53) on the TSX at December 31, 2013.
(4)	These option grants include a tandem stock appreciation right (SAR), as more fully described previously underOption-based Awards.
(5)	Cash-settled SAR which was granted to Directors on November 20, 2012 at an exercise price of $4.27, which vests and expires the same as an option grant, but does not involve the issuance of shares on exercise and accordingly, has no dilutive effect.
(6)	Cash-settled SAR which was granted to non-executive Directors on May 16, 2013 at an exercise price of $3.69, which vests and expires the same as an option grant, but does not involve the issuance of shares on exercise and accordingly, has no dilutive effect.

29 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2013, for each of the non-executive Directors.

Name	Option-based awards – Value vested during year $(1)	Share-based awards – Value vested during the year $(2)
R. Stuart Angus	Nil	Nil
Robert J. Gayton	Nil	Nil
Gary E. German	Nil	Nil
Gerard E. Munera	Nil	Nil

(1)	Amounts represent the aggregate dollar value that would have been realized if all stock options that vested during 2013 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date ($3.36 on November 20, 2013, and $4.15 on February 1, 2013) and the exercise price of the stock options ($4.27 grant of November 20, 2012, and $5.68 grant of February 1, 2011).
(2)	Amounts represent the aggregate dollar value that would have been realized if all Cash-settled SARS that vested during 2013 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date ($3.36 on November 20, 2013) and the exercise price of the Cash-settled SARs ($4.27). Cash-settled SARs were granted to non-executive Directors on November 20, 2012 at an exercise price of $4.27, of which 508,000 vested on November 20, 2013.

Stock Option Grants During the Year

The following table sets forth stock options which were granted to non- executive Directors during the fiscal year ended December 31, 2013.

Name	Number of Stock Options(1)	Value $(2)`
R. Stuart Angus	50,000	54,153
Robert J. Gayton	40,000	43,323
Gary E. German	40,000	43,323
Gerard E. Munera	40,000	43,323

(1)	These stock options are exercisable at a price of $3.29 per share and vest over a two year period, one-half on May 16, 2014, one-half on May 16, 2015. These stock options expire May 16, 2018.
(2)	As per Summary Compensation Table, the Black-Scholes model is used to calculate fair value of stock options granted.

Outstanding Cash-settled SARs Awards

The following table sets out the outstanding Cash-settled SARs awards held by the non-executive Directors as at the end of December 31, 2013.

Name	Cash-settled SARs Outstanding	Cash SARs Strike Price $	Cash SARs Expiration Date	Value Of Unexercised In the money Cash SARs $(1)(2)
R. Stuart Angus	217,000 125,000	4.27 3.69	Nov 20/17 May 16/18	Nil N/A
Robert J. Gayton	163,000 105,000	4.27 3.69	Nov 20/17 May 16/18	Nil N/A
Gary E. German	163,000 105,000	4.27 3.69	Nov 20/17 May 16/18	Nil N/A
Gerard E. Munera	163,000 105,000	4.27 3.69	Nov 20/17 May 16/18	Nil N/A

(1)	Calculated based on the closing price of the Common Shares ($3.53) on the TSX at December 31, 2013.
(2)	As per Summary Compensation Table, the Black-Scholes model is used to calculate fair value of Cash-settled SARs granted. All cash-settled SARs vested or unvested were out-of-the-money as at December 31, 2013.

30 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth details of outstanding stock options under the Company’s former stock option plan that expired on April 27, 2012 (the “Former Plan”) and the Company’s Plan which was approved by shareholders on September 5, 2012, at December 31, 2013 and at the date of this Information Circular.

Plan Category	Number of securities to be issued upon exercise of outstanding stock options	Weighted average exercise price of outstanding stock options $	Number of securities remaining available for future issuance under incentive stock option plan(1)
Former Plan, at December 31, 2013	7,037,500	4.00	Nil(2)
Former Plan, at the date of this Information Circular	6,737,500	3.97	Nil(2)
New Plan, at December 31, 2013	4,101,000	3.86	2,314,777
New Plan, at the date of this Information Circular	4,481,000	3.83	2,237,477

(1)	This number is 6.75% of the issued and outstanding shares of the Company, less the number of outstanding stock options.
(2)	This number became Nil on April 27, 2012 when the Former Plan expired.

The ability to grant stock options under the Former Plan expired on April 27, 2012, but stock options granted under the Former Plan remain outstanding and exercisable in accordance with their terms and are governed by the Former Plan.

The Plan provides for a maximum number of securities equaling 6.75% of the outstanding shares which may be granted as stock options and including in this calculation the number of stock options currently outstanding in the Former Plan.  As stock options are exercised or Common Shares are otherwise issued, the number of stock options available to grant under the Plan (the “Plan Balance”) up until the date of expiry, could be increased up to the 6.75% maximum upon application to the TSX.  Stock options which expire without being exercised are automatically added back into the Plan Balance.

The Directors approved an amendment to the Plan on December 13, 2013 to provide for the immediate vesting of unvested stock options on a change of control.  This revision to the Plan was approved by the TSX on January 15, 2014.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the financial year ended December 31, 2013 was any Director or executive officer of the Company, proposed management nominee for election as a Director or each associate or affiliate of any such Director, executive officer or proposed nominee indebted to the Company or any of its subsidiaries or was indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than with respect to transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the Directors or officers of the Company, proposed management nominees for election as a Director, shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company or any associate or affiliate of any of the foregoing persons, has during the Company's last completed financial year ended December 31, 2013 any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

31 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

MANAGEMENT CONTRACTS OF NAMED EXECUTIVE OFFICERS

Management functions of the Company are substantially performed by Directors, NEOs or other senior officers of the Company, and not, to any substantial degree, by any other person with whom the Company has contracted.

AUDIT COMMITTEE

Information concerning the Company’s Audit Committee is set out under the heading Audit Committee in the Company’s annual information form dated March 24, 2014 (“AIF”) which contains information for the year ended December 31, 2013. The AIF may be obtained from SEDAR under the Company’s profile at www.sedar.com or from EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com.

CORPORATE GOVERNANCE PRACTICES

The Company’s corporate governance policies and mandates may be viewed on the Company’s website at: http://www.nevsun.com/corporate/governance.

Board of Directors

(a)	Independence

On an annual basis, the Board reviews the relationship each Director has with the Company to determine whether or not their independence is maintained. When a Director has no direct or indirect material relationship with the Company or its subsidiaries which could interfere with the Director’s independent judgment, that Director is considered to be independent. The Board has determined that a majority, or five of the six Directors, are independent. Ian R. Ashby, Robert J. Gayton, Gary E. German and Gerard E. Munera have no material relationship to the Company. R. Stuart Angus is the Chair and for this reason is deemed to be an “executive officer” under the definition of Executive Officer in NI 51-102. The Board considers Mr. Angus to be independent despite the reference to his title, as he also has no material relationship with the Company. The one non-independent Director is Clifford T. Davis, due to his position as President and CEO.

(b)	Other Directorships

The Directors who are presently a director of other reporting issuers, and the names of the issuers are as follows:

R. Stuart Angus	Dynasty Gold Corp. San Marco Resources Inc. Tirex Resources Ltd. Wildcat Silver Corporation Yellowhead Mining Inc.
Robert J. Gayton	Amerigo Resources Limited B2Gold Corporation Eastern Platinum Limited Western Copper & Gold Corporation
Gerard E. Munera	Dynamic Materials Corp.

(c)	Meetings of Independent Directors

In 2013, there were four meetings of the Board, two of which were followed by a meeting of the independent Directors without the involvement of management. In addition, meetings of certain committees of the Board took place during the year. The Audit Committee meets quarterly, and the HR Committee, also consisting of only independent Directors, met twice in 2013, each time involving all independent Directors without management present. The CGN Committee, consisting of four independent Directors, met once in 2013.

32 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

(d)	Role of Chair

R. Stuart Angus, Chair of the Board, is considered to be an independent Director. His role is to ensure that the Board is effective in setting and implementing direction and strategy, and to work closely with the CEO to ensure the strategy agreed by the Board is put into effect.

(e)	Attendance at Meetings

With the exception of Ian R. Ashby who was appointed to the Board on January 1, 2014, all current Directors attended all four Board meetings held during the year ended December 31, 2013.

Board Mandate

The full text of the Board Charter is attached as Schedule B.

Position Descriptions

The Board has adopted written position descriptions for its Chair and also the chair of each of the Board’s committees.  The position descriptions are in line with each of the committee mandates, which are also reviewed and updated from time to time by its members.

The HR Committee and the CEO have developed a position description for the CEO which has been approved by the Board.  The HR Committee annually reviews and monitors the achievement of corporate objectives that the CEO is responsible to meet.

Orientation and Continuing Education

A new Director is provided with an orientation to the role of the Board, its committees and Directors, and to the nature and operation of the business.  This consists of:  i) a series of meetings held with the Chair, individual Directors and the CEO to take place prior to the next formal Board meeting, ii) the issuance of a Board manual containing current updates about the Company and its properties, minutes of recent meetings and pertinent Board reports, Board and committee mandates, Company policies, position descriptions, list of key contacts and roles, and iii) a tour of the Company’s head office with introductions to key employees and opportunities for one-on-one discussions, and at least one site visit which provides the new appointee with an on-site orientation to the Company’s property and facilities.

The Board does not provide continuing education for its Directors as a group.   To ensure that Directors maintain the skill and knowledge necessary to meet their obligations as Directors, Directors are briefed at least monthly and at each Board meeting, by the CEO or senior management at Bisha Mine, on strategic issues or challenges which may affect the Company, its relationships, performance, budget, production schedule and any trends which may influence or change the planned development of the Company.  In addition, the Board recommends and encourages attendance at applicable meetings, conferences and other educational training to upgrade skills and assist Directors in fulfilling their roles.  The Company will cover the cost of this training and will expect to be briefed on relevant issues which the Company needs to address.  Although it is the individual Directors themselves who are responsible for keeping their education current, each of the Directors hold memberships in relevant organizations and circulate information freely to other Directors, including opportunities to attend conferences or training.

Ethical Business Conduct

The Board has updated and adopted a written code of ethics (the “Code”) for its Directors, officers and all employees.  The Code may be viewed on the Company’s website at www.nevsun.com/corporate/ governance/code/.  To ensure and monitor compliance with the Code, the Company circulates a copy of the Code to each new employee, requesting a signature acknowledging its receipt. In addition, the Company has a whistleblower policy which allows anonymous reporting to an outside service or directly to the Chair of the Audit Committee.  Whistleblowing is monitored by the Audit Committee and any reported infractions are communicated to the Chair of the Audit Committee.  This information has also been distributed to all Company employees.  From January 1, 2013 to the date of this Information Circular, there were no material change reports regarding misconduct and/or departures from the Code.

33 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

The Company has had no material transactions or agreements in respect of which a Director or executive officer has a material interest.  However, if this were to occur, the Board would conduct at least one meeting without the affected Director or executive officer present, and this person would abstain from any required approval for the transaction.  Resolutions would be signed by only the non-affected or arms-length Directors.

Nomination of Directors

Before identifying new Directors for nomination, the potential need for new Directors is discussed among the members of the CGN Committee, who will hold a series of meetings to identify the personal attributes and experience required of a new member, together with possible candidates, then bring this to the Board as an agenda item for further discussion with the remaining Directors.   The CGN Committee is composed of all independent Directors.  Once a list of personal attributes and experience has been agreed upon which would represent a good fit for the Board and the future needs of the Company, a corresponding list of potential candidates is brought forward and eventually short listed for final consideration.

Compensation & Assessments

The Board determines Director and senior officer compensation by the recommendation of the HR Committee.  The HR Committee consists of three independent Directors and, with consultation from the CEO: (i) reviews and assesses the overall compensation policies of the Company based on industry standards, comparable corporate policies and characteristic needs and objectives of the Company, including consultation with independent experts; (ii) with the CEO, sets compensation parameters; (iii) assesses the CEO’s performance against pre-agreed objectives; (iv)  reviews performance assessments of other senior officers, new executive appointments, terminations and employment agreements; (v) makes recommendations to the Board on salary changes, stock options, other incentive plans or benefit plans, labour issues; and (vi) reviews and recommends disclosure pertaining to all of the foregoing.

The HR Committee is responsible for reviewing and assessing the overall compensation policies of the Company based on needs and objectives of the Company, industry standards and comparable corporate policies.

Mercer (Canada) Limited, an independent compensation consulting firm, was contracted by the Company in August 2013 to evaluate and assist in determining executive officer and Director effectiveness as well as compensation of Directors and senior officers of the Company.  Using the guidelines provided by the consultants, the HR Committee held meetings to determine their objectives for compensation and bonuses in 2013.

In addition, Director and committee assessments are conducted from time to time on an informal basis, using various parameters including attendance and participation at its Board and committee meetings.

34 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

NYSE MKT CORPORATE GOVERNANCE

The Common Shares are listed on NYSE MKT LLC (“NYSE MKT”).  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com.  Shareholders may contact the Company to request copies of financial statements and MD&A as follows:

By phone: 604-623-4700
By fax: 604-623-4701
By email: contact@nevsun.com

Financial information at December 31, 2013 is provided in the Company’s audited annual consolidated financial statements and MD&A, filed on SEDAR and EDGAR.

DATED March 26, 2014

“Clifford T. Davis”

President & CEO

35 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

SCHEDULE “A”

NEVSUN RESOURCES LTD.

HUMAN RESOURCES COMMITTEE MANDATE

Each member of the Human Resources Committee shall be “independent” of the Company within the meaning of all applicable legal and regulatory requirements (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

The Human Resources Committee (the “Committee”) shall have the following duties and responsibilities:

1.	Annually review the Company’s overall compensation strategy and objectives;

2.	Annually review and assess the Chief Executive Officer's performance against pre-agreed objectives and recommend to the Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);

3.	Annually review performance assessments of the Company’s other senior executives and, upon the advice of the CEO and in the Committee’s discretion, recommend any changes to the Board for consideration;

4.	Review and recommend to the Board objectives for overall compensation policies and practices that are sufficiently competitive and attractive, properly reflect duties, responsibilities and performance objectives, and avoid the encouragement of inappropriate or excessive risks ;

5.	Review executive appointments, employment agreements and terminations;

6.	Review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO;

7.	Annually review and recommend to the Board the amount and form of Directors' compensation;

8.	Review and recommend the disclosures describing executive compensation and development included in the annual Information Circular before it is publicly released;

9.	Provide input regarding labour issues, pay equity, employment equity, work place discrimination, sexual harassment, employee benefit plans or any other matter brought to the Committee’s attention within the scope of its duties;

10.	Approve the retention of any independent compensation consultant or advisor to the Company at its discretion or at the request of management; and

11.	Perform such other duties as may be assigned by the Board from time to time or required by applicable regulatory authorities.

Adopted by the Board of Directors on January 9, 2003.  Amended by the Board of Directors on February 21, 2005, and May 4, 2012.

36 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

SCHEDULE “B”

NEVSUN RESOURCES LTD.

BOARD CHARTER

A. OBJECTIVES

The Board of Directors (the “Board”) has the responsibility to oversee the conduct of the business of Nevsun Resources Ltd. (the “Company”) and to supervise the management of the business and affairs of the Company. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value, to ensure that the Company operates in a reliable, safe manner and meets its obligations on an ongoing basis.  The Board is accountable to and shall consider the legitimate interests of its shareholders and other stakeholders such as government authorities, employees, contractors, customers, communities and the public. The Board, through the chief executive officer (the “CEO”) of the Company, shall set the standards of conduct for the enterprise, provide direction and oversight, approve strategic plans presented by senior management and evaluate the performance of senior management.

B. PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself. The Board retains the responsibility for:

1.	managing its affairs including selecting its Chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation upon the recommendation of a committee of the Board; and

2.	engaging any necessary internal and/or external advisors.

C. DUTIES AND RESPONSIBILITIES

1.	Legal Requirements:

a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

b)	The Board has the statutory responsibility to:

i.	exercise the powers of the Company directly or indirectly through the employees and agents of the Company;

ii.	direct the management of the business and affairs of the Company; and

iii.	act in accordance with its obligations contained in:

1.	the Corporations Act (British Columbia) and the regulations thereto;

2.	the Company's constating documents;

3.	the securities legislation of each province of Canada in which the Company is a reporting issuer;

4.	the United States federal securities laws, and the rules and regulations adopted thereunder by the Securities and Exchange Commission;

5.	the rules and policies of the Toronto Stock Exchange;

6.	the rules and policies of the NYSE MKT; and

7.	other relevant legislation and regulations.

37 | NEVSUN RESOURCES LTD.

c)	The directors in exercising their powers and discharging their duties must:

i.	act honestly and in good faith with a view to the best interests of the Company; and

ii.	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

d)	The Board has the responsibility for considering, among other things, the following matters:

i.	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

ii.	the filling of a vacancy among the directors or in the office of auditor;

iii.	the issuance of securities for equity and debt capital;

iv.	the declaration of dividends;

v.	the purchase, redemption or any other form acquisition of shares issued by the Company;

vi.	the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company or from any other person or procuring or agreeing to procure purchases for any such shares;

vii.	the approval of interim and annual financial statements of the Company; and

viii.	the adoption, amendment or repeal of the constating documents of the Company.

e)	The Board has constituted and delegated certain of its duties and responsibilities to the following committees of the Board:

i.	Audit

ii.	Human Resources

iii.	Corporate Governance

iv.	Special

the scope, duties and responsibilities of which are mandated in their respective terms of reference.

In addition to the above, the Social, Environmental, Safety and Health Committee comprises a combination of Board and management.

2.	Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Company and to participate with management directly in developing and approving the strategy by which it proposes to achieve these goals. The Board also has the responsibility for considering the annual operating budget including ensuring that it reflects the agreed upon strategies.

3.	Commitment of Capital

The Board has the responsibility for approving the commitment of material capital for sustaining and expanding operations and for the acquisition of entities.

4.	Managing Risk

The Board and its committees have the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

38 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

5.	Appointment, Training and Monitoring Senior Management

The Board and its committees have the responsibility:

a)	to appoint the CEO, to monitor and assess CEO performance against clearly stated objectives, to determine CEO compensation and to provide advice and counsel in the execution of the CEO’s duties;

b)	to approve the appointment and remuneration of all corporate officers, acting upon the advice of the CEO; and

c)	to ensure that adequate provision has been made to train and develop management and for the orderly succession of management.

6.	Policies, Procedures and Compliance

The Board and its committees have the responsibility:

a)	to ensure that the Company operates at all times within applicable laws and regulations and to ethical and moral standards;

b)	to approve and monitor compliance with significant policies and procedures by which the Company is operated;

c)	to ensure the Company satisfies environmental standards in its operations and is in compliance with environmental laws and legislation; and

d)	to ensure the Company has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

7.	Reporting and Communication,

The Board and its committees have the responsibility:

a)	to ensure the Company has in place programs and working relationships which result in an open and meaningful communication with employees, who the Board recognize as the foundation of the Company;

b)	to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

c)	to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

d)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

e)	to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company; and

f)	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year.

8.	Monitoring and Acting

The Board and its committees have the responsibility:

a)	to monitor the Company's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

39 | NEVSUN RESOURCES LTD.

M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

b)	to take action when performance falls short of its goals and objectives or when other special circumstances warrant; and

c)	to ensure that the Company has implemented adequate control and information systems which ensure the effective discharge of its responsibilities.

This Board Charter was adopted and amended by the Board on January 9, 2003 and November 12, 2009.

40 | NEVSUN RESOURCES LTD.